CERTIFICATION
(pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002)

In connection with the Annual Report on Form 20-F for the fiscal year ended June 30, 2016 of Harmony Gold Mining Company Limited (the "**Company**") as filed with the U.S. Securities and Exchange Commission (the "**Commission**") on the date hereof (the "**Report**") and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Frank Abbott, Financial Director of the Company, certify, that:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 26, 2016

By: /s/ Frank Abbott
Frank Abbott
Chief Financial Officer
Financial Director

A signed original of this written statement required by Section 906 has been provided and will be retained by the Company and furnished to the Commission or its staff upon request.